As filed with the Securities and Exchange Commission on May 3, 2006

Registration No. 333-_________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-80

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FIRST QUANTUM MINERALS LTD.
(Exact Name of Registrants as specified in its charter)

British Columbia, Canada	N/A	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Industrial Classification Code Number (if applicable))	I.R.S. Employer Identification Number (if applicable)

543 Granville Street, 8th Floor, Vancouver, British Columbia, Canada V6C 1X8, 604-688-6577
(Address and telephone number of Registrant’s principal executive offices)

National Corporate Research, Ltd.
225 West 34th Street, Suite 910
New York, NY 10122
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copy to:

Ellen J. Odoner, Esq.	John S. M. Turner, Esq.
P.J. Himelfarb, Esq.	Fasken Martineau DuMoulin LLP
Weil, Gotshal & Manages LLP	Toronto Dominion Bank Tower
767 Fifth Avenue	Toronto-Dominion Centre
New York, NY 10153	Box 20, Suite 4200
(212) 310-8000	66 Wellington Street West Toronto, ON M5K 1N6 (416) 366-8381

        Approximate date of commencement or proposed sale of the securities to the public: as soon as practicable after this Registration Statement becomes effective.

        This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box: [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)

Common Shares	772,407(1)	N/A(2)	$33,392,437	$3,573

(1)   Pursuant to Rule 429 of the Securities Act and General Instruction IV.D to Form F-80, the prospectus contained herein also relates to the 1,017,470 Common Shares of the Registrant contained in the Registration Statement No. 333-131481.

(2)   In accordance with General Instruction IV.G(1) of Form F-80, the registration fee has been calculated on the basis of the market value of the estimated number of Adastra Shares held by U.S. holders, which is Cdn. $67,895,733 (U.S. $61,026,904). The market value of each such Adastra Share was calculated as Cdn. $2.57 (U.S. $2.31) based upon the average of the high and low prices for such common shares on the Toronto Stock Exchange as of March 31, 2006. The U.S. dollar value thereof was calculated at Cdn. $1.00 = U.S. $0.9035 which is the inverse of the Federal Reserve Bank of New York’s Noon Buying Rate for Canadian dollars on May 2, 2006.

(3)   The proposed maximum aggregate offering price as resulting from the above calculation has been reduced by the proposed aggregate offering price contained in the Registration Statement No. 333-131481 in the amount of U.S. $27,634,467. The Registrant paid the registration fees with respect to the offering price contained in the Registration Statement No. No. 333-131481 at the time of the filing of such Registration Statement.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

ITEM 1.    HOME JURISDICTION DOCUMENTS

Offer to Purchase and Circular, dated February 2, 2006, including Letter of Acceptance and Transmittal, and Notice of Guaranteed Delivery, as amended by the Notice of Variation and Extension, dated March 10, 2006; the Notice of Variation and Extension, dated March 21, 2006, including Letter of Acceptance and Transmittal, and Notice of Guaranteed Delivery; the Notice of Variation and Extension, dated April 3, 2006; and the Notice of Variation and Extension, dated April 18, 2006.(1)

ITEM 2.    INFORMATIONAL LEGENDS

See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular, dated February 2, 2006; “Notice to Shareholders in the United States” in the Notice of Variation and Extension, dated March 10, 2006; “Notice to Shareholders in the United States” in the Notice of Variation and Extension, dated March 21, 2006; “Notice to Shareholders in the United States” in the Notice of Variation and Extension, dated April 3, 2006; and “Notice to Shareholders in the United States” in the Notice of Variation and Extension, dated April 18, 2006.(1)

ITEM 3.    INCORPORATION OF CERTAIN INFORMATION BY REFERENCES

See “Documents Incorporated by Reference” in the Offer to Purchase. As required by this Item, the Offer to Purchase and Circular provide that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of First Quantum Minerals Ltd. at 8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada, V6C 1X8 (telephone: (604) 688-6577).

ITEM 4.    LIST OF DOCUMENTS FILED WITH THE COMMISSION

See “Documents filed with the SEC” in the Offer to Purchase and Circular dated February 2, 2006; “Documents filed with the SEC” in the Notice of Variation and Extension dated March 21, 2006; “Documents filed with the SEC” in the Notice of Variation and Extension dated April 3, 2006; “Documents filed with the SEC” in the Notice of Variation and Extension dated April 18, 2006.(1)

(1)   See Exhibit 1.1.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

The following information is applicable to the Registrant.

Indemnification of Directors and Officers

        Section 21.3 of the Registrant’s Articles provides that subject to the Business Corporations Act (British Columbia) (the “Act”), the Registrant may indemnify any person.

        Section 160 of the Act, which governs the Registrant, provides that the Registrant may, indemnify an individual who is or was a director or officer of the Registrant, is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the Registrant, or (ii) at the request of the Registrant, or at the request of the Registrant, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity and, except in sections 163(1)(c) and (d) and section 165 referred to below, the heirs and personal and other legal representatives of that individual (an “Eligible Party”), against all eligible penalties to which the Eligible Party is or may be liable and, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an Eligible Party in respect of that proceeding. Section 161 of the Act provides that after the final disposition of an eligible proceeding, the Registrant must pay the expenses actually and reasonably incurred by the Eligible Party in respect of that proceeding if the Eligible Party (i) has not been reimbursed for those expenses, and (ii) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

        “eligible proceeding” includes a civil, criminal, quasi-criminal, administrative or regulatory action or proceeding or investigative action, whether current, threatened, pending or completed in which the Eligible Party, by reason of an Eligible Party (other than such heirs and personal and other legal representatives) being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

        “associated corporation” is any corporation or entity referred to in the foregoing definition of Eligible Party.

         “expenses” includes costs, charges and expenses, including legal or other fees.

        “eligible penalty” means a judgment, penalty or fine awarded in or imposed in, or an amount paid in settlement of, an eligible proceeding.

        Section 162(1) of the Act provides that the Registrant may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an Eligible Party in respect of that proceeding. However, section 162(2) provides that the Registrant must not make the payments referred to in section 162(1) unless the Registrant first receives from the Eligible Party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by section 163, the Eligible Party will repay the amounts advanced.

        Section 163(1) of the Act provides that the Registrant must not indemnify or pay the expenses as described in the foregoing paragraphs, if any of the following circumstances applies:

(a) if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Registrant was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(b) if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Registrant is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(c) if, in relation to the subject matter of the eligible proceeding, the Eligible Party did not act honestly and in good faith with a view to the best interests of the Registrant or the associated corporation, as the case may be;

(d) in the case of an eligible proceeding other than a civil proceeding, if the Eligible Party did not have reasonable grounds for believing that the Eligible Party’s conduct in respect of which the proceeding was brought was lawful.

        In addition section 163(2) of the Act provides that if an eligible proceeding is brought against an Eligible Party by or on behalf of the Registrant or by or on behalf of an associated corporation, the Registrant must not (i) indemnify the Eligible Party against eligible penalties or (ii) pay the expenses described in the foregoing paragraphs.

        Section 164 of the Act provides that, despite the foregoing provisions, on the application of the Registrant or an Eligible Party, the Supreme Court of British Columbia may do one or more of the following:

(a) order the Registrant to indemnify an Eligible Party against any liability incurred in respect of an eligible proceeding;

(b) order the Registrant to pay some or all of the expenses incurred in respect of an eligible proceeding;

(c) order the enforcement of, or any payment under, an agreement of indemnification entered into by the Registrant;

(d) order the Registrant to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under section 165;

(e) make any other order the court considers appropriate.

        Section 165 of the Act provides that the Registrant may purchase and maintain insurance for the benefit of an Eligible Party or the heirs and personal or other legal representatives of the Eligible Party against any liability that may be incurred by reason of the Eligible Party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation.

        As contemplated by Section 165 of the Act, the Registrant has purchased insurance against potential claims against the directors or officers of the Registrant and against loss for which the Registrant may be required or permitted by law to indemnify such directors and officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

The following exhibits have been filed as part of this registration statement on Form F-80:(1)

Exhibit Number	Description

1.1	Offer to Purchase and Circular, dated February 2, 2006, including Letter of Acceptance and Transmittal, and Notice of Guaranteed Delivery; Notice of Variation and Extension, dated March 10, 2006; Notice of Variation and Extension, dated March 21, 2006, including Letter of Acceptance and Transmittal; Notice of Guaranteed Delivery; Notice of Variation and Extension, dated April 3, 2006; Notice of Variation and Extension, dated April 18, 2006.

2.1	Support Agreement, dated April 11, 2006.(4)

2.2	Letter Agreement, dated April 11, 2006.(4)

3.1	The revised annual information form of the Registrant dated March 30, 2005 for the year ended December 31, 2004.

3.2	The management information circular of the Registrant dated April 21, 2005 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

3.3	The comparative audited consolidated annual financial statements of the Registrant as at December 31, 2004 and 2003 and for the years then ended, together with the auditor’s report thereon and management’s discussion and analysis of financial condition and results of operations of the Registrant for that year.

3.4	The comparative unaudited consolidated financial statements of the Registrant as at September 30, 2005 and 2004 and for the three and nine month periods ended September 30, 2005 and 2004, together with the management’s discussion and analysis of financial condition and results of operations of the Registrant for that period.

3.5	The material change report of the Registrant dated February 9, 2005 relating to the expansion of the five year mine plan for the Kansanshi mine located in Zambia.

3.6	The material change report of the Registrant dated March 1, 2005 announcing the sale by the Registrant’s wholly owned subsidiary, International Quantum Resources Limited, of its equity ownership stake in Anvil Mining Limited.

3.7	The material change report of the Registrant dated March 18, 2005 announcing the establishment by the Registrant of a dividend policy and the payment of an inaugural dividend of Cdn. $0.06 per share to shareholders of record on April 11, 2005.

3.8	The material change report of the Registrant dated June 28, 2005 relating to the appointment of Andrew B. Adams to the Registrant’s board of directors and the resignation of Stuart Angus as a director.

3.9	The material change report of the Registrant dated August 17, 2005 relating to the declaration and payment of an interim dividend of $0.02 per share to shareholders of record on August 26, 2005.

3.10	The press release of the Registrant dated November 8, 2005, relating to its third quarter and nine month results of operations.

3.11	The press release of the Registrant dated November 14, 2005 correcting the 2005 copper production estimate contained in the “Outlook” section of the Registrant’s press release of November 8, 2005, relating to its third quarter and nine month results of operations.

3.12	The material change report of the Registrant dated January 18, 2006 relating to the announcement of the share exchange takeover bid to acquire all of the outstanding common shares of Adastra Minerals Inc.

3.13	The Registrant’s technical report on Form 43-101F1 dated June 9, 2005 in respect of the Frontier copper project.

3.14	The Registrant’s technical report on Form 43-101F1 dated as of February 7, 2005 in respect of the Kansanshi copper project.

3.15	The Registrant’s technical report on Form 43-101F1 dated March 26, 2003 in respect of the Lonshi copper mine.

3.16	The Soliciting Dealer Manager Agreement between the Registrant and RBC Capital Markets dated January 30, 2006.

3.17	The comparative audited consolidated annual financial statements of the Registrant as at December 31, 2005 and 2004 and for the years then ended, together with the auditor’s report thereon and management’s discussion and analysis of financial condition and results of operations of the Registrant for that year.(2)

3.18	Management’s discussion and analysis of financial condition and results of operations of operations of the Registrant for the quarter and twelve months ended December 31, 2005.(2)

3.19	The annual information form of First Quantum dated March 31, 2006 for the year ended December 31, 2005.(3)

3.20	The management information circular of Registrant dated April 11, 2006 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).(4)

3.21	Material Change Report of the Registrant dated April 11, 2006 relating to the entry into the Support Agreement. (filed herewith)

4.1	Consent of PricewaterhouseCoopers LLP. (filed herewith)

4.2	Consent and qualification certificate of M. Gayle Hanssen.

4.3	Consent and qualification certificate of Douglas J. Jack.

4.4	Consent and qualification certificate of Kennedy C. Mtetwa.

4.5	Consent and qualification certificate of Erik Mattias Fackel.

4.6	Consent and qualification certificate of Anthony R. Cameron.

4.7	Consent and qualification certificate of Alan Jarvis Stephens.

4.8	Consent and qualification certificate of G. Clive Newall.

5.1	Powers of Attorney (included on signature page).

(1)   Unless otherwise indicated, each of the exhibits or documents listed above has been previously filed with the Registrant’s Form F-80 (File No. 333-131481) filed on February 2, 2006.

(2)   Previously filed with the First Quantum Minerals, Ltd.’s Amendment No. 2 to Form F-80 (File No. 333-131481) filed March 21, 2006.

(3)   Previously filed with the First Quantum Minerals, Ltd.’s Amendment No. 3 to Form F-80 (File No. 333-131481) filed April 3, 2006.

(4)   Previously filed with the First Quantum Minerals, Ltd.’s Amendment No. 4 to Form F-80 (File No. 333-131481) filed April 18, 2006.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertakings

(a)   The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Form F-80 or to transactions in said securities.

(b)   The Registrant undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policy, information regarding purchases of the Registrants’ securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.    Consent to Service of Process

(a)   At the time of filing this Schedule, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)   Any change to the name or address of the agent for service of the Registrants shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on the 3rd day of May 2006.

FIRST QUANTUM MINERALS LTD.

By: /s/ G. Clive Newall
G. Clive Newall
President

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints G. Clive Newall, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this registration statement, and to sign any and all additional registration statements relating to the same offering of securities of the this registration statement that are filed pursuant to Rule 462(b) of the Securities Act of 1993, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

First Quantum Minerals Ltd.

Signature	Title	Date

	Chairman, Chief Executive	May 3, 2006
Philip K. R. Pascall	Officer, Director (Principal
Executive Officer)

/s/ Martin R. Rowley	Chief Financial Officer, Director	May 3, 2006
Martin R. Rowley	(Principal Financial and
Accounting Officer)

	President, Director	May 3, 2006
G. Clive Newall

/s/ Andrew B. Adams	Director	May 3, 2006
Andrew B. Adams

/s/ Rupert Pennant-Rea	Director	May 3, 2006
Rupert Pennant-Rea

/s/ Peter St. George	Director	May 3, 2006
Peter St George

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has signed this Registration Statement, solely in his capacity as the duly authorized representative of First Quantum Minerals Ltd. in the United States, in the City of Newark, State of Delaware, on May 3rd, 2006.

PUGLISI & ASSOCIATES (authorized U.S. Representatives)

By: /s/ Greg F. Lavelle
Name: Greg F. Lavelle
Title: Managing Director